Exhibit 99.1

Press Release

Cadeler Boosts Offshore Wind Operations with Increased Funding Commitment

In a strategic move to fortify its position in the offshore wind sector, Cadeler has secured additional capital, increasing the HSBC Corporate Facility from EUR 50 million to EUR 80 million.

Copenhagen, March 5 2024: This development builds upon Cadeler's existing partnership with HSBC, which had facilitated an unsecured green term loan facility of EUR 50 million to fuel the company's expansion plans, particularly in the construction of P Class and A Class newbuild vessels, and the upgrade of existing O Class vessels with new cranes to install next-generation wind turbine generators.

The extended facility underscores Cadeler's strategic positioning in the offshore wind market. With a keen focus on meeting the escalating global demands and successfully executing large-scale offshore wind installation projects, Cadeler remains poised for continued growth and innovation.

"We are very pleased with the support and the shared vision of the potential in Cadeler and the offshore wind market. We are well placed to meet the increasing global demands and to execute the largest and most complex offshore wind installation projects," stated Mikkel Gleerup, CEO of Cadeler.

Christina Ma, Head of Global Banking Asia Pacific at HSBC, commented, "The upsizing of this green facility reinforces our capabilities and domain expertise in offering tailored solutions for our clients. We’re pleased to be able to upsize the lending facility in our role as the Sole Mandated Lead Arranger."

This capital infusion not only amplifies Cadeler's financial capabilities but also affirms its commitment to sustainability and environmental responsibility, aligning with the principles of green financing.

About Cadeler:

Cadeler is a key supplier of offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, solely operating in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver exceptional services to the industry. Cadeler is committed to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (ticker: CADLR) and the New York Stock Exchange (ticker: CDLR). For more information, please visit www.cadeler.com

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Karen Roiy

Vice President - Head of Marketing & Communication

+45 6020 8706

karen.roiy@cadeler.com